(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release

Gildan Activewear Reports Strong Results for the Third Quarter of 2022

•Record third quarter sales of $850 million, up 6% over prior year
•Strong operating margin of 20.5% and adjusted operating margin1 of 20.0%
•GAAP and adjusted diluted EPS1 of $0.84, with adjusted EPS up 5% year-over-year
•$125 million of capital returned to shareholders during the quarter through dividends and share repurchases

Montreal, Thursday, November 3, 2022 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the third quarter ended October 2, 2022.

“The strength of our activewear business, driven by North American imprintables sales, together with the benefits from our vertically-integrated manufacturing model, allowed us to deliver another strong quarter” said Glenn J. Chamandy, Gildan’s President and CEO. “These results are a testament to the progress we are making under the Gildan Sustainable Growth strategy, which we remain fully focused on as we continue to drive to deliver on our three-year targets.”

We generated record third quarter sales of $850 million, up 6% year-over-year, as activewear sales to North American imprintable distributors held up well in the quarter, driven by higher net selling prices and sales volumes. We also delivered strong gross margin performance of 29.7% in the quarter, despite inflationary cost pressures, and SG&A came in better than anticipated at 9.3% of sales, resulting in operating and adjusted operating margins of 20.5% and 20.0%, respectively, at the high end of our target range. With record sales and strong margin performance in the quarter, GAAP and adjusted diluted EPS totaled $0.84, with adjusted diluted EPS up 5% over the prior year. After funding higher working capital requirements, primarily related to higher inventories, we generated cash flows from operating activities in the quarter of $66 million which were used to fund higher capital expenditures, resulting in approximately $7 million of free cash flow1 consumed in the quarter. During the third quarter, we repurchased approximately 3.2 million shares under our normal course issuer bid (NCIB) programs. We ended the quarter with net debt1 of $944 million, bringing our net debt leverage ratio1 to 1.2, at the lower end of the Company's target range.

Q3 2022 Operating Results
Net sales for the third quarter ended October 2, 2022, were $850 million, up from $802 million in the third quarter last year and consisted of activewear sales of $742 million, up 13%, and sales in the hosiery and underwear category of $108 million, down 26% over the prior year. The increase in activewear sales was due to higher net selling prices, partly offset by lower sales volumes, as increased unit sales to North American distributors were more than offset by lower unit sales volumes of activewear stemming from demand weakness in retail and international markets. In the hosiery and underwear category, the sales decline compared to last year was driven by weak demand in retail and the impact of retailers managing their inventory levels.

We generated gross and adjusted gross profit1 of $252 million in the quarter, down $30 million from gross profit of $282 million last year. After adjusting for the benefit of a net insurance gain of approximately $30 million recorded in the third quarter of 2021, adjusted gross profit was flat year over year, as the sales growth in the quarter was offset by lower gross and adjusted gross margin1 compared to last year. Although we have been able to sustain strong margin performance, gross and adjusted gross margins of 29.7% in the quarter were down 540 basis points and 170 basis points, respectively, compared to last year. The decline in gross margin on a GAAP basis included the impact of the non-recurrence of a net insurance gain which benefited gross margin last year by close to 375 basis points. Excluding this impact, the gross margin and adjusted gross margin decline reflected the impact of higher raw material and other manufacturing costs, offset in part by higher net selling prices and favourable product mix.

SG&A expenses for the third quarter totaled $79 million, down slightly from $81 million in the same quarter last year, as lower variable compensation expenses and our cost containment efforts more than offset the impact of cost inflation and higher selling expenses. SG&A expenses as a percentage of net sales improved 80 basis points to 9.3% compared to 10.1% last year, as the benefit of lower variable compensation costs and sales leverage more than offset the impact of cost inflation.

We generated operating income of $175 million, or 20.5% of sales in the quarter and adjusted operating income1 of $170 million, or 20.0% of sales, compared to operating income of $201 million, or 25.1% of sales, and adjusted operating income of $172 million, or 21.5% of sales in the third quarter last year. The decrease in GAAP and adjusted operating income was primarily due to lower operating margins, which more than offset the growth in sales. On a GAAP basis, the operating income decline also reflected the non-recurrence of the approximate $30 million net insurance gain recognized in the third quarter last year. After reflecting increased net financial expenses due to higher interest rates and average borrowing levels and higher GAAP income taxes, as well as the benefit of a lower outstanding share base, we reported GAAP and adjusted diluted EPS for the quarter of $0.84, down from GAAP diluted EPS of $0.95, but up 5% on an adjusted basis compared to $0.80 in the third quarter of 2021.

Our cash flows from operating activities in the third quarter totaled $66 million and after higher capital expenditures compared to the third quarter last year, we consumed approximately $7 million of free cash flow in the quarter. This compared to free cash flow of $232 million generated in the third quarter of 2021. The decrease in free cash flow reflected higher inventory levels including the impact of higher unit costs, planned increases in capital expenditures which are tracking in line with our target range of 6% to 8% of annual sales and the impact of the non-recurrence of the approximate $30 million net cash benefit from insurance proceeds received in the third quarter last year. The increase in capital expenditures primarily relate to capacity projects, including expenditures for the construction of our new large-scale vertically-integrated textile and sewing facility in Bangladesh which is currently underway. The Company ended the third quarter of 2022 with net debt of $944 million and a leverage ratio of 1.2 times net debt to trailing twelve months adjusted EBITDA1.

Year-to-date Operating Results
Net sales for the nine months ended October 2, 2022, were $2,520 million, up 18% over the same period last year, reflecting an increase of 25% in activewear sales, partly offset by a decline of 12% in the hosiery and underwear category. The year-over-year increase in activewear sales where we generated sales of $2,167 million was primarily driven by higher net selling prices, higher unit sales volumes and favourable product-mix. Activewear volume growth reflected the meaningful recovery in demand from COVID-19, particularly in the first half of the year, and our ability to better service demand this year due to stronger inventory levels as compared to the prior year, which were impacted by the hurricanes in Central America in 2020 and yarn labour shortages. The decline in the hosiery and underwear category, where we generated sales of $353 million in the first nine months of 2022, primarily reflected the impact of lower unit sales volumes due to weaker demand in retail and the continued impact of tight inventory management at the retailer level.

For the first nine months of 2022, we generated gross profit of $758 million, or 30.1% of sales compared to gross profit of $711 million, or 33.3% of sales for the same period last year. On an adjusted basis, gross profit totaled $756 million, or 30.0% of sales compared to adjusted gross profit of $663 million, or 31.0% of sales in the same period last year. The $47 million and $93 million increase in gross and adjusted gross profit, respectively, was primarily driven by the 18% growth in sales, partly offset by gross and adjusted gross margin declines of 320 and 100 basis points, respectively, compared to the same period last year. Lower gross and adjusted gross margins were primarily the result of higher raw material and other manufacturing costs and the impact of the non-recurrence of an $18 million (or 85 basis points) one-time USDA cotton subsidy in connection to its Pandemic Assistance for Cotton Users program which was recorded in the first quarter of 2021. The unfavourable impact of these factors was partly offset by the benefit of higher net selling prices and product-mix. The year-over-year decline in gross margin on a GAAP basis also reflected the impact of the non-recurrence of net insurance gains of approximately $49 million or 230 basis points recognized in the first nine months of last year.

SG&A expenses in the first nine months of 2022 totaled $248 million, or 9.9% of sales, up $14 million from $234 million, or 10.9% of sales, in the same period last year. The increase in SG&A expenses was primarily due to higher selling expenses and the impact of inflation on overall costs, partially offset by lower variable compensation expenses and the benefit of our cost containment measures. As a percentage of sales, the 100 basis point improvement in SG&A expenses primarily reflected the benefit of sales leverage.

On a year-to-date basis, we generated operating income of $511 million or 20.3% of sales, up from $475 million or 22.2% of sales in the same period last year. On an adjusted basis, we generated operating income1 of $504 million, which translated to a year-to-date operating margin of 20.0% compared to $431 million and 20.2%, respectively, last year. The increase in operating and adjusted operating income for the first nine months of 2022 was driven primarily by the 18% year-to-date increase in sales, partly offset by lower operating margins. The year-to-date 190 basis-point decline in operating margin and slight decrease of 20 basis points on an adjusted basis largely reflected lower gross margins which offset the benefit of SG&A leverage. As a result, our GAAP and adjusted net earnings1 for the first nine months of 2022 came in at $458 million, up 6% and 17%, respectively, compared to last year. Year-to-date GAAP and adjusted diluted EPS totaled $2.46, up 13% and 26%, respectively compared to diluted EPS of $2.18 and adjusted diluted EPS of $1.96 last year, the increases of which also reflected the benefit of share repurchases made under the Company's NCIB programs.

Outlook
We believe our business and the actions we have taken continue to position us well to navigate through any near-term challenges related to the current environment. Importantly, our large North American business geared toward imprintables channels continues to benefit from demand driven by travel, tourism and large events and is expected to remain relatively stable. On the other hand, where we are seeing continued weakness is with our national account or retail-related customers, which represents a smaller part of our business. Further, in international markets we are also continuing to see ongoing softness in demand. On the cost side, although the impact of higher raw material costs will become more pronounced in the fourth quarter, we remain focused on delivering on our operating profitability target range of 18% to 20%. More importantly, our proven operational excellence in both good and tough environments as well as the progress we continue to make on the key pillars of our sustainable growth strategy, gives us confidence in our ability to deliver on our three-year growth targets outlined in February of this year.

Declaration of Quarterly Dividend
The Board of Directors has declared a cash dividend of $0.169 per share, payable on December 19, 2022 to shareholders of record as of November 23, 2022. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Renewal of Normal Course Issuer Bid
During the third quarter, the Company completed share repurchases under its NCIB ending August 8, 2022 and following the renewal of the Company's NCIB, effective August 9, 2022, the Company continued to repurchase shares. A total of 3,200,000 common shares were repurchased for cancellation during the third quarter at a total cost of approximately $96 million.

Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Disclosure of Outstanding Share Data
As at October 28, 2022, there were 179,561,295 common shares issued and outstanding along with 3,181,527 stock options and 66,657 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined exercise price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear Inc. will hold a conference call to discuss the Company's third quarter 2022 results today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be accessible on the investors section of Gildan’s corporate website at the following link: https://gildancorp.com/en/investors/events-and-presentations/. The conference call may be accessed by dialing (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 3908546. A replay of the conference call will be available for 7 days starting at 12:30 PM ET on Thursday, November 3, 2022, by dialing (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 2, 2022, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q3 2022	Q3 2021	Variation (%)	YTD 2022	YTD 2021	Variation (%)
Net sales	850.0	801.6	6.0%	2,520.5	2,138.3	17.9%
Gross profit	252.2	281.7	(10.5)%	757.6	711.0	6.6%
Adjusted gross profit(1)	252.2	251.8	0.2%	756.3	663.3	14.0%
SG&A expenses	79.4	80.6	(1.5)%	248.3	233.7	6.2%
Impairment (Reversal of impairment) of trade accounts receivable	2.8	(1.3)	n.m.	4.4	(1.6)	n.m.
Restructuring and acquisition-related (recovery) costs	(4.6)	1.0	n.m.	(5.8)	4.0	n.m.
Operating income	174.6	201.3	(13.3)%	510.8	474.8	7.6%
Adjusted operating income(1)	170.0	172.4	(1.4)%	503.7	431.1	16.8%
Adjusted EBITDA(1)	201.0	206.7	(2.8)%	600.5	537.0	11.8%
Financial expenses	9.3	5.3	75.5%	23.7	22.7	4.4%
Income tax expense	12.2	7.7	58.4%	29.4	18.9	55.6%
Net earnings	153.0	188.3	(18.7)%	457.6	433.3	5.6%
Adjusted net earnings(1)	153.4	159.4	(3.8)%	457.5	389.6	17.4%
Basic EPS	0.84	0.95	(11.6)%	2.47	2.19	12.8%
Diluted EPS	0.84	0.95	(11.6)%	2.46	2.18	12.8%
Adjusted diluted EPS(1)	0.84	0.80	5.0%	2.46	1.96	25.5%
Gross margin(2)	29.7%	35.1%	(5.4) pp	30.1%	33.3%	(3.2) pp
Adjusted gross margin(1)	29.7%	31.4%	(1.7) pp	30.0%	31.0%	(1.0) pp
SG&A expenses as a percentage of sales(3)	9.3%	10.1%	(0.8) pp	9.9%	10.9%	(1.0) pp
Operating margin(4)	20.5%	25.1%	(4.6) pp	20.3%	22.2%	(1.9) pp
Adjusted operating margin(1)	20.0%	21.5%	(1.5) pp	20.0%	20.2%	(0.2) pp
Cash flows from operating activities	65.8	242.6	(72.9)%	224.1	463.5	(51.7)%
Capital expenditures	(74.5)	(48.7)	53.0%	(164.1)	(91.8)	78.8%
Free cash flow(1)	(7.4)	232.1	n.m.	66.7	478.0	(86.0)%

As at (in $ millions, or otherwise indicated)	Oct 2, 2022	Jan 2, 2022
Inventories	1,112.5	774.4
Trade accounts receivable	431.5	330.0
Net debt(1)	943.7	529.9
Net debt leverage ratio(1)	1.2	0.7
(1) This is a non-GAAP financial measure or ratio. Please refer to "Non-GAAP Financial Measures" in this press release.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q3 2022	Q3 2021	Variation (%)	YTD 2022	YTD 2021	Variation (%)
Activewear	742.0	655.8	13.1%	2,167.1	1,737.6	24.7%
Hosiery and underwear	108.0	145.8	(25.9)%	353.4	400.8	(11.8)%
	850.0	801.6	6.0%	2,520.5	2,138.4	17.9%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q3 2022	Q3 2021	Variation (%)	YTD 2022	YTD 2021	Variation (%)
United States	742.3	685.9	8.2%	2,220.2	1,834.0	21.1%
Canada	38.2	36.1	5.8%	99.8	83.9	19.0%
International	69.5	79.6	(12.7)%	200.5	220.5	(9.1)%
	850.0	801.6	6.0%	2,520.5	2,138.4	17.9%

Non-GAAP financial measures and related ratios
This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related (recovery) costs
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. For the three and nine months ended October 2, 2022 restructuring and acquisition-related recoveries of $4.6 million and $5.8 million (2021 - $1.0 million and $4.0 million in costs) respectively were recognized. Refer to subsection 5.4.5 entitled “Restructuring and acquisition-related (recovery) costs” in our interim MD&A for a detailed discussion of these costs and recoveries.

Net insurance gains
For the three and nine months ended October 2, 2022, net insurance gains were nil and $0.3 million (2021 - $29.9 million and $48.9 million), related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. The net insurance gains reflected a recovery of $2.0 million and costs of $6.0 million (2021 - $11.0 million and $50.6 million) (mainly attributable to equipment repairs, salary and benefits continuation for idle employees, and other costs and charges), which were more than offset by related accrued insurance write-offs of $2.0 million and recoveries of $6.3 million (2021 - $40.9 million and $99.5 million) during the three and nine months ended October 2, 2022. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment, as well as the recognition of insurance recoveries for business interruption, when applicable. Net insurance gains are included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Impact of strategic product line initiatives
In the fourth quarter of fiscal 2019, the Company launched a strategic initiative to significantly reduce its imprintables product line SKU count. In the fourth quarter of fiscal 2020 the Company expanded this strategic initiative to include a significant reduction in its retail product line SKU count. The objectives of this strategic initiative include exiting all ship to-the-piece activities, discontinuing overlapping and less productive styles and SKUs between brands, simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this initiative has included inventory write-downs to reduce the carrying value of discontinued SKUs to liquidation values, sales return allowances for product returns related to discontinued SKUs, and in Q4 2021, the write-down of production equipment and other assets relating to discontinued SKUs. The impact of strategic product line initiatives is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

The gains and charges related to this initiative were as follows:
•For the three and nine months ended October 2, 2022, nil and $1.0 million of recoveries included in cost of sales.
•For the three and nine months ended October 3, 2021, nil and $1.2 million of charges included in cost of sales.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), net insurance gains, the discontinuance of PPE SKUs, the impact of the Company's strategic product line initiatives, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, except per share amounts)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Net earnings	153.0	188.3	457.6	433.3
Adjustments for:
Restructuring and acquisition-related (recovery) costs	(4.6)	1.0	(5.8)	4.0
Impact of strategic product line initiatives	—	—	(1.0)	1.2
Net insurance gains	—	(29.9)	(0.3)	(48.9)
Income tax expense relating to the above-noted adjustments	5.0	—	7.0	—
Adjusted net earnings	153.4	159.4	457.5	389.6
Basic EPS	0.84	0.95	2.47	2.19
Diluted EPS	0.84	0.95	2.46	2.18
Adjusted diluted EPS(1)	0.84	0.80	2.46	1.96
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers, that could otherwise be masked by the impact of our strategic product line initiatives and net insurance gains that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Gross profit	252.2	281.7	757.6	711.0
Adjustments for:
Impact of strategic product line initiatives	—	—	(1.0)	1.2
Net insurance gains	—	(29.9)	(0.3)	(48.9)
Adjusted gross profit	252.2	251.8	756.3	663.3
Gross margin	29.7%	35.1%	30.1%	33.3%
Adjusted gross margin(1)	29.7%	31.4%	30.0%	31.0%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments. The sales return allowance was nil for both periods.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. Adjusted operating margin is calculated as adjusted operating income divided by net sales, excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of restructuring and acquisition-related costs, our strategic product line initiatives and net insurance gains that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Operating income	174.6	201.3	510.8	474.8
Adjustments for:
Restructuring and acquisition-related (recovery) costs	(4.6)	1.0	(5.8)	4.0
Impact of strategic product line initiatives	—	—	(1.0)	1.2
Net insurance gains	—	(29.9)	(0.3)	(48.9)
Adjusted operating income	170.0	172.4	503.7	431.1
Operating margin	20.5%	25.1%	20.3%	22.2%
Adjusted operating margin(1)	20.0%	21.5%	20.0%	20.2%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments. The sales return allowance was nil for both periods.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets and reversal of impairments on intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiative. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Net earnings	153.0	188.3	457.6	433.3
Restructuring and acquisition-related (recovery) costs	(4.6)	1.0	(5.8)	4.0
Impact of strategic product line initiative	—	—	(1.0)	1.2
Net insurance gains	—	(29.9)	(0.3)	(48.9)
Depreciation and amortization	31.1	34.3	96.9	105.8
Financial expenses, net	9.3	5.3	23.7	22.7
Income tax expense	12.2	7.7	29.4	18.9
Adjusted EBITDA	201.0	206.7	600.5	537.0

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions/dispositions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Cash flows from operating activities	65.8	242.6	224.1	463.5
Cash flows (used in) from investing activities	(45.3)	(10.5)	(129.5)	14.5
Adjustment for:
Business (dispositions) acquisitions	(27.9)	—	(27.9)	—
Free cash flow	(7.4)	232.1	66.7	478.0

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Oct 2, 2022	Jan 2, 2022
Long-term debt (including current portion)	920.0	600.0
Bank indebtedness	—	—
Lease obligations (including current portion)	92.9	109.1
Total debt	1,012.9	709.1
Cash and cash equivalents	(69.2)	(179.2)
Net debt	943.7	529.9

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements due primarily to adjustments in the latter related to lease accounting, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Oct 2, 2022	Jan 2, 2022
Adjusted EBITDA for the trailing twelve months	790.4	726.8
Adjustment for:
Business acquisitions	2.0	22.8
Pro-forma adjusted EBITDA for the trailing twelve months	792.4	749.6
Net debt	943.7	529.9
Net debt leverage ratio(1)	1.2	0.7
(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.4 at October 2, 2022.

Working capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not necessarily comparable to similarly titled measures used by other public companies.

(in $ millions)	Oct 2, 2022	Jan 2, 2022

Cash and cash equivalents	69.2	179.2
Trade accounts receivable	431.5	330.0
Inventories	1,112.5	774.4
Prepaid expenses, deposits and other current assets	116.7	163.7
Accounts payable and accrued liabilities	(503.0)	(440.4)
Income taxes payable	(4.0)	(7.9)
Current portion of lease obligations	(13.4)	(15.3)
Current portion of long-term debt	(150.0)	—
Working capital	1,059.5	983.7

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, return on adjusted average net assets, net debt to adjusted EBITDA leverage ratios, capital return and capital investments or expenditures, including our three-year financial outlook referenced in this press release under the section “Outlook”. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic and the appearance of COVID variants, including the scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, social distancing measures, and the pace of mass vaccination campaigns;
•changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impacts of the COVID-19 pandemic and the appearance of COVID variants, the current high inflationary environment and the ongoing Russia-Ukraine conflict and war;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibers, dyes and other chemicals from current levels;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour shortages or disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties, including the implementation of a global minimum tax rate;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands, primarily including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, Peds®, and under the Under Armour® brand through a sock licensing agreement for exclusive distribution in the United States and Canada. The Company’s product offerings include activewear, underwear and socks, sold to wholesale imprintables distributors and national accounts which include large screenprinters or embellishers, retailers and global lifestyle brand companies.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, United States, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com

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